April 13, 2007

Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for Fiscal Year Ended February 25, 2006
Filed May 5, 2006
Form 10-Q for Fiscal Quarter Ended November 25, 2006
Filed December 20, 2006
Response Letter Dated March 12, 2007
File No. 0-20184

Dear Mr. Choi:

We have received your comment letter to our response to your comment letter related to our Form 10-K for the fiscal year ended February 25, 2006 filed on May 5, 2006 and our Form 10-Q for fiscal quarter ended November 25, 2006 filed on December 20, 2006. As we discussed on April 12, 2007 with Regina Balderas, Staff Accountant, the Company is requesting additional time to respond past the prescribed 10 business days in the comment letter. We will submit a response by April 20, 2007.

If you have any questions please contact me at 317-899-1022.

Sincerely,

/s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer